UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date of Report: May, 2021
Commission File Number: 001-37959

trivago N.V.
(Exact Name of Registrant as Specified in Its Charter)

Kesselstraße 5 - 7
40221 Düsseldorf
Federal Republic of Germany
+49 211 54065110
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE
On May 3, 2021, trivago N.V. (the “Company”) entered into an equity distribution agreement (the “Distribution Agreement”) with Morgan Stanley & Co. LLC (“Morgan Stanley”) pursuant to which the Company may issue, offer and sell American Depositary Shares (“ADSs”), representing its Class A shares, having an aggregate sale price of up to $75,000,000, over a period of time and from time to time through Morgan Stanley as the Company’s sales agent. The ADSs will be offered by means of ordinary brokers’ transactions through the facilities of the NASDAQ Global Select Market, or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, by privately negotiated transactions (including block sales), or by any other methods permitted by applicable law, as agreed between the Company and its sales agent, Morgan Stanley. Morgan Stanley is not required to sell any specific dollar amount of ADSs but will use its commercially reasonable efforts, as the Company’s agent and subject to the terms of the Distribution Agreement, to sell the ADSs offered as the Company instructs. Any ADSs that may be sold pursuant to the Distribution Agreement will be issued pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-255378), as supplemented by the prospectus supplement dated May 3, 2021 relating to the sale of the ADSs.
A copy of the Distribution Agreement is attached as Exhibit 1.1. The foregoing description of the Distribution Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

INCORPORATION BY REFERENCE
Exhibits 1.1 and 5.1 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Number 333-255378) and Form S-8 (Registration Number 333-215164) of trivago N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

trivago N.V.
Date: May 3, 2021	By:	/s/ Matthias Tillmann
Matthias Tillmann
(Chief Financial Officer)

EXHIBIT INDEX

Exhibit No.	Description

1.1	Equity distribution agreement, dated May 3, 2021, between trivago N.V. and Morgan Stanley & Co. LLC.
5.1	Opinion of NautaDutilh N.V., counsel of the Registrant, as to the validity of the Class A shares.
23.1	Consent of NautaDutilh N.V. (included in Exhibit 5.1).